UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

02 February 2015
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc ("the Company") Voting Rights and Capital

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N E W S  R E L E A S E

2nd February 2015

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the U.S. Securities Act of 1933, as amended.

Further to the announcement on 22 January in which CRH plc ("CRH") confirmed that it was in discussions with Lafarge S.A. ("Lafarge") and Holcim Ltd ("Holcim" and together with Lafarge referred to as the "Sellers") regarding the potential acquisition by CRH of certain assets being disposed of by the Sellers in advance of their proposed merger, CRH now announces that it has entered into a binding commitment to acquire certain assets, incorporating some perimeter changes from the assets referred to last week, from the Sellers for an Enterprise Value of €6.5 billion. The Acquisition will be funded by a combination of cash on balance sheet, new debt and a 9.99% equity placing.

Contact CRH at Dublin +353 1 404 1000

Frank Heisterkamp Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE: +353.1.4041000 FAX: +353.1.4041007

E-MAIL: mail@crh.com WEBSITE: www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

By:___/s/Maeve Carton___
M. Carton
Finance Director